Exhibit 99.1

Press Release	Media Contact
Matthias Link
T +49 6172 609-2872
matthias.link@fmc-ag.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609-2601
dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

February 22, 2022

Fresenius Medical Care sets climate targets: Climate neutrality by 2040, CO2 emissions to fall 50% by 2030

Fresenius Medical Care, the world's leading provider of products and services for individuals with renal diseases, commits to become climate neutral by 2040. This applies both to direct and indirect CO2 emissions (Scope 1 and 2) – also in view of the expected future business growth. The company is also continuously assessing its emissions across the entire value chain (Scope 3) to identify further possible targets for reducing emissions. The climate target is in line with the Paris Agreement’s goal to limit global temperature increase to 1.5 °C.

To reduce its impact on the climate, the company has established a plan for the years ahead: By 2030, Fresenius Medical Care aims to reduce its direct and indirect CO2 emissions (Scope 1 and 2) by half as compared to reported emission levels in 2020. An important tool in achieving this will be the transition to renewable electricity. 2025 will be an important milestone, by which Fresenius Medical Care’s entire electricity consumption in the United States and Canada, and 80 percent of its electricity use in the European Union, shall be covered by renewable sources. The focus will be on virtual Power Purchase Agreements (vPPA), which also promote the expansion of renewable energies.

In going toward climate neutrality, Fresenius Medical Care will continually examine possibilities for investing in energy efficiency, the self-generation of electricity and the adaption of new technologies while also taking into account the entire life cycle of products. Also, the purchase of Energy Attribute Certificates (EACs) for renewable power will serve as a transitional measure and for the remaining emissions that cannot otherwise be reduced or covered.

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In addition, the company will examine the extent to which greenhouse gas emissions are considered as a criterion for acquisitions, investments as well as Management Board compensation.

Rice Powell, CEO of Fresenius Medical Care, said: “We are at the beginning of our journey toward climate neutrality. In the coming years, we will continuously examine additional ways to reduce emission levels and further expand our plans. Climate change is one of the greatest challenges of our time, and progress in protecting the climate can only be achieved through the cooperation of governments, industry and society. We want to play our part.”

Carbon management is part of Fresenius Medical Care’s sustainability agenda and is closely linked to the company’s strategy for profitable and sustainable growth and long-term success. All business units share in the responsibility for reaching the company’s climate goals. A global, interdisciplinary team including areas such as Sustainability, Environmental Management, Procurement, Manufacturing, Services Business, Quality and Finance will work steadily on the company’s transition toward net-zero emissions.

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 3.8 million patients worldwide regularly undergo dialysis treatment. Through its network of 4,171 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 345,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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